Exhibit 99.1

GERDAU S.A. and subsidiaries Quarterly Results — 3Q13	October 31, 2013

Mission

To create value for our customers, shareholders, employees and communities by operating as a sustainable steel business.

Vision

To be a global organization and a benchmark in any business we conduct.

Values

Be the CUSTOMER’S choice

SAFETY above all

Respected, engaged and fulfilled EMPLOYEES

Pursuing EXCELLENCE with SIMPLICITY

Focus on RESULTS

INTEGRITY with all stakeholders

Economic, social and environmental SUSTAINABILITY

Gerdau is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. With over 45,000 employees, it has industrial operations in 14 countries - in the Americas, Europe and Asia - which together represent an installed capacity of over 25 million metric tons of steel per year. It is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development in the regions where it operates. With more than 130,000 shareholders, the Company is listed on the stock exchanges of São Paulo, New York and Madrid.

Highlights in the Third Quarter of 2013

	3rd Quarter		3rd Quarter		Variation	2nd Quarter		Variation	9 months		9 months		Variation
Key Information	2013		2012		3Q13/3Q12	2013		3Q13/2Q13	2013		2012		9M13/9M12
Production of Crude Steel (1,000 tonnes)	4,507		4,747		-5.1%	4,646		-3.0%	13,561		14,733		-8.0%
Shipments (1,000 tonnes)	4,775		4,774		0.0%	4,634		3.0%	13,964		14,277		-2.2%
Net Sales (R$ million)	10,494		9,819		6.9%	9,882		6.2%	29,542		28,994		1.9%
EBITDA (R$ million)	1,413		1,033		36.8%	1,196		18.1%	3,414		3,285		3.9%
Net Income (R$ million)	642		408		57.4%	401		60.1%	1,202		1,354		-11.2%
Gross margin	14.6%		12.2%			13.6%			12.8%		12.9%
EBITDA Margin	13.5%		10.5%			12.1%			11.6%		11.3%
Shareholders’ equity (R$ million)	31,136		28,886			30,464			31,136		28,886
Total Assets (R$ million)	56,208		53,599			55,056			56,208		53,599
Gross debt / Total capitalization (1)	33%		34%			33%			33%		34%
Net debt (2) / EBITDA (3)	2,8	x	2,7	x		3,1	x		2,8	x	2,7	x

(1) Total capitalization = shareholders’ equity + gross debt (principal)

(2) Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

(3) EBITDA in the last 12 months

World Steel Market

Crude Steel Industry Production	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(1,000 tonnes)	2013	2012	3Q13/3Q12	2013	3Q13/2Q13	2013	2012	9M13/9M12
Brazil	8,943	8,729	2.5%	8,629	3.6%	25,917	26,079	-0.6%
North America (except Mexico)	24,576	25,116	-2.2%	24,698	-0.5%	74,108	78,237	-5.3%
Latin America (except Brazil)	8,580	7,728	11.0%	7,600	12.9%	23,794	23,548	1.0%
China	197,510	180,863	9.2%	197,979	-0.2%	587,380	543,870	8.0%
Others	156,809	158,310	-0.9%	162,194	-3.3%	475,015	483,056	-1.7%
Total(1)	396,418	380,746	4.1%	401,100	-1.2%	1,186,214	1,154,790	2.7%

Source: worldsteel and Gerdau

(1) Figures represent approximately 98% of total production in 62 countries.

•      In 3Q13, world steel production grew in relation to 3Q12 (see table above), led by China. Production performance in the regions where Gerdau operates was as follows: (i) in Brazil, growth was driven by the stronger demand in the period; (ii) in North America, the reduction is explained by the adjustment trend in the steel chain; and (iii) in Latin America, production growth mainly reflects the GDP growth in the region’s various countries. China remained an important player in the international market, accounting for 49.8% of world steel production. Average capacity utilization in the world steel industry stood at 79.3% in September 2013.

•      On October 7, 2013, World Steel Association released its latest Short Range Outlook containing forecasts for global apparent steel consumption in 2013 and 2014, in which it estimated growth of 3.1% and 3.3%, respectively. The main risks that were expected to affect the global economy in early 2013 - the eurozone crisis and a sharp slowdown in China’s economy - have stabilized over the last six months. Besides that, the uncertainties regarding U.S. fiscal policy should also be resolved soon. In 2013, a few emerging countries are not performing as expected, although China has been an exception to the rule, posting estimated annual growth of 6.0%. For 2014, worldsteel expects continued recovery in steel demand worldwide, led by developed countries, where growth is expected to recover. On the other hand, slower growth is expected in China’s steel consumption in 2014 (+3.0%). In addition, structural problems, political instability and volatility in financial markets in emerging countries should reduce growth in these economies.

Gerdau’s performance in the third quarter of 2013

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Business Operations

The information in this report is presented in accordance with Gerdau’s corporate governance, as follows:

•      Brazil (Brazil BO) — includes the operations in Brazil (except special steel) and the metallurgical and coking coal operation in Colombia;

•      North America (North America BO) — includes all North American operations, except Mexico and special steel;

•      Latin America (Latin America BO) — includes all Latin American operations, except the operations in Brazil and the metallurgical and coking coal operation in Colombia;

•      Special Steel (Special Steel BO) — includes the special steel operations in Brazil, Spain, United States and India.

Crude steel production

Crude steel production	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(1,000 tonnes)	2013	2012	3Q13/3Q12	2013	3Q13/2Q13	2013	2012	9M13/9M12
Brazil	1,794	1,925	-6.8%	1,771	1.3%	5,272	5,501	-4.2%
North America	1,457	1,734	-16.0%	1,640	-11.2%	4,571	5,475	-16.5%
Latin America	444	444	0.0%	429	3.5%	1,299	1,432	-9.3%
Special Steel	812	644	26.1%	806	0.7%	2,419	2,325	4.0%
Total	4,507	4,747	-5.1%	4,646	-3.0%	13,561	14,733	-8.0%

•      On a consolidated basis, production in 3Q13 decreased compared to 3Q12 due to the efforts to optimize working capital, especially at the North America and Brazil BOs. The Special Steel BO registered higher production in all regions in 3Q13, led by the operation in Brazil, which benefitted from the recovery in demand for heavy vehicles.

•      Compared to 2Q13, the reduction in consolidated production is explained by the efforts to optimize inventories in the North America BO.

Crude Steel Production

(in thousands of metric tons)

Shipments

Consolidated Shipments	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(1,000 tonnes)	2013	2012	3Q13/3Q12	2013	3Q13/2Q13	2013	2012	9M13/9M12
Brazil (1)	1,913	1,791	6.8%	1,768	8.2%	5,489	5,485	0.1%
Domestic Market	1,544	1,339	15.3%	1,506	2.5%	4,466	4,026	10.9%
Exports	369	452	-18.4%	262	40.8%	1,023	1,459	-29.9%
North America	1,608	1,768	-9.0%	1,545	4.1%	4,669	5,113	-8.7%
Latin America	720	705	2.1%	726	-0.8%	2,092	2,061	1.5%
Special Steel	713	625	14.1%	766	-6.9%	2,146	2,054	4.5%
Eliminations and Adjustments	(179)	(115)		(171)		(432)	(436)
Total	4,775	4,774	0.0%	4,634	3.0%	13,964	14,277	-2.2%

(1) - Does not consider coking coal, coke and iron ore shipments.

•      Consolidated shipments remained stable between 3Q13 and 3Q12, with distinct performances in the various business operations. In the Brazil BO, the growth in shipments was driven by stronger domestic market demand, especially in the commercial construction and infrastructure sectors, and to a lesser extent in the industrial sector, led by capital goods. On the other hand, exports from the Brazil BO decreased, mainly due to the redirecting products to the domestic market. In the Special Steel BO, the growth in shipments was led by Brazil, where a recovery was observed in vehicle production, especially of trucks, and by India, where product sales were launched in 1Q13. On the other hand, in North America BO, the reduction in shipments is mainly explained by the high share of imports in the period and by the installation of new management software over the last 12 months.

•      The growth in consolidated shipments in relation to 2Q13 is explained by the better performance in the Brazil BO due to the stronger exports and in the North America BO due to the recovery in demand in the period. In the Special Steel BO, however, the lower shipments in the period reflected the lower volumes in Spain due to the seasonally weaker month of August.

Consolidated Shipments

(breakdown by BO)

Net sales

Net Sales	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(R$ million)	2013	2012	3Q13/3Q12	2013	3Q13/2Q13	2013	2012	9M13/9M12
Brazil	3,986	3,567	11.7%	3,679	8.3%	11,123	10,511	5.8%
Domestic Market	3,453	2,931	17.8%	3,233	6.8%	9,688	8,549	13.3%
Exports (1)	533	636	-16.2%	446	19.5%	1,435	1,962	-26.9%
North America	3,443	3,415	0.8%	3,092	11.4%	9,460	9,740	-2.9%
Latin America	1,426	1,322	7.9%	1,332	7.1%	3,902	3,745	4.2%
Special Steel	2,045	1,750	16.9%	2,122	-3.6%	5,979	5,676	5.3%
Eliminations and Adjustments	(406)	(235)		(343)		(922)	(678)
Total	10,494	9,819	6.9%	9,882	6.2%	29,542	28,994	1.9%

(1) - Includes coking coal, coke and iron ore net sales.

•      In 3Q13, consolidated net sales grew in relation to 3Q12, due to different reasons at each Business Operation. In the Brazil BO, the net sales growth is explained by the higher shipments in the domestic market and, to a lesser extent, by the higher net sales per metric ton shipped to both the domestic and export markets. In the Latin America BO, net sales growth is mainly explained by the higher net sales per metric ton shipped. In the Special Steel BO, net sales growth is mainly explained by the higher shipments. In the North America BO, despite the lower shipments, net sales were virtually stable due to the exchange variation in the period (+12.8% depreciation in the average price of the Brazilian real against the U.S. dollar).

•      Compared to 2Q13, consolidated net sales also registered growth, reflecting the increases in net sales per metric ton shipped and in shipments. In the Brazil BO, the increase in net sales was driven by the better mix of products in the domestic market and by the higher net sales per metric ton shipped in the market. In the North America BO, net sales growth is attributed to the increase in net sales per metric ton shipped, which was influenced by the exchange variation in the period (+10.7% depreciation in the average price of the Brazilian real against the U.S. dollar) and, to a lesser extent, by the growth in shipments.

Cost of goods sold and gross margin

Cost of Goods Sold and Gross Margin		3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
		2013	2012	3Q13/3Q12	2013	3Q13/2Q13	2013	2012	9M13/9M12
Brazil	Net sales (R$ million)	3,986	3,567	11.7%	3,679	8.3%	11,123	10,511	5.8%
	Cost of goods sold (R$ million)	(2,981)	(2,851)	4.6%	(2,903)	2.7%	(8,813)	(8,758)	0.6%
	Gross profit (R$ million)	1,005	716	40.4%	776	29.5%	2,310	1,753	31.8%
	Gross margin (%)	25.2%	20.1%		21.1%		20.8%	16.7%
North America	Net sales (R$ million)	3,443	3,415	0.8%	3,092	11.4%	9,460	9,740	-2.9%
	Cost of goods sold (R$ million)	(3,295)	(3,192)	3.2%	(2,905)	13.4%	(8,955)	(8,832)	1.4%
	Gross profit (R$ million)	148	223	-33.6%	187	-20.9%	505	908	-44.4%
	Gross margin (%)	4.3%	6.5%		6.0%		5.3%	9.3%
Latin America	Net sales (R$ million)	1,426	1,322	7.9%	1,332	7.1%	3,902	3,745	4.2%
	Cost of goods sold (R$ million)	(1,264)	(1,264)	0.0%	(1,193)	6.0%	(3,506)	(3,460)	1.3%
	Gross profit (R$ million)	162	58	179.3%	139	16.5%	396	285	38.9%
	Gross margin (%)	11.4%	4.4%		10.4%		10.1%	7.6%
Special Steel	Net sales (R$ million)	2,045	1,750	16.9%	2,122	-3.6%	5,979	5,676	5.3%
	Cost of goods sold (R$ million)	(1,823)	(1,544)	18.1%	(1,881)	-3.1%	(5,398)	(4,892)	10.3%
	Gross profit (R$ million)	222	206	7.8%	241	-7.9%	581	784	-25.9%
	Gross margin (%)	10.9%	11.8%		11.4%		9.7%	13.8%
Eliminations	Net sales (R$ million)	(406)	(235)		(343)		(922)	(678)
and Adjustments	Cost of goods sold (R$ million)	403	230		342		915	677
	Gross profit (R$ million)	(3)	(5)		(1)		(7)	(1)
Consolidated	Net sales (R$ million)	10,494	9,819	6.9%	9,882	6.2%	29,542	28,994	1.9%
	Cost of goods sold (R$ million)	(8,960)	(8,621)	3.9%	(8,540)	4.9%	(25,757)	(25,265)	1.9%
	Gross profit (R$ million)	1,534	1,198	28.0%	1,342	14.3%	3,785	3,729	1.5%
	Gross margin (%)	14.6%	12.2%		13.6%		12.8%	12.9%

•      In a comparison of 3Q13 with 3Q12 and on a consolidated basis, cost of goods sold increased due to the higher cost per metric ton shipped, however, lower than the increase in net sales per metric ton shipped, leading to a gross margin expansion. In the Brazil BO, the increase in cost of goods sold is explained by the higher shipments in the period. The increased dilution of fixed costs resulting from these higher shipments, combined with the increase in net sales per metric ton shipped, supported gross margin expansion in the period. In the Latin America BO, the stability in costs coupled with the higher net sales per metric ton shipped supported gross margin expansion. In the North America BO, the increase in cost of goods sold mainly reflected the exchange variation in the period (+12.8% depreciation in the average price of the Brazilian real against the U.S. dollar) and occurred despite the lower shipments. This reduction led to the lower dilution of fixed costs, which, combined with the lower prices in U.S. dollar and costs of temporary closure of a melt shop in Canada, resulted in gross margin compression in the period. In the Special Steel BO, the increase in cost of goods sold was mainly due to the growth in shipments. Despite the higher volume, gross margin decreased, which is mainly explained by the learning curve in the India operation, where production started in January of this year, and by the higher cost per metric ton shipped in Spain.

•      On a consolidated basis, in 3Q13 compared to 2Q13, gross margin expanded, mainly due to the higher shipments in the Brazil BO and the increased net sales per metric ton shipped in the domestic market of this operation.

Selling, general and administrative expenses

SG&A	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(R$ million)	2013	2012	3Q13/3Q12	2013	3Q13/2Q13	2013	2012	9M13/9M12
Selling expenses	177	150	18.0%	165	7.3%	494	431	14.6%
General and administrative expenses	495	480	3.1%	471	5.1%	1,449	1,434	1.0%
Total	672	630	6.7%	636	5.7%	1,943	1,865	4.2%
Net Sales	10,494	9,819	6.9%	9,882	6.2%	29,542	28,994	1.9%
% of net sales	6.4%	6.4%		6.4%		6.6%	6.4%

•      Selling, general and administrative expenses as a ratio of net sales remained flat in 3Q13 compared to both the same period last year and 2Q13. This demonstrates the Company’s efforts to optimize these costs, especially in a period of cost pressures and devaluation of the real, which impacts these expenses in the international operations when translated into reais.

Equity income

•      The jointly controlled entities and associate companies, whose results are calculated using the equity method, recorded steel shipments of 390,000 metric tons in 3Q13, based on their respective equity interests, resulting in net sales of R$ 510.5 million.

•      Based on the performance of jointly controlled entities and associate companies, equity income was positive R$ 18.4 million in 3Q13, compared to negative R$ 3.1 million in 3Q12.

EBITDA

Breakdown of Consolidated EBITDA (1)	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(R$ million)	2013	2012	3Q13/3Q12	2013	3Q13/2Q13	2013	2012	9M13/9M12
Net income	642	408	57.4%	401	60.1%	1,202	1,354	-11.2%
Net financial result	206	134	53.7%	548	-62.4%	946	566	67.1%
Provision for income and social contribution taxes	37	26	42.3%	(230)	—	(202)	3	—
Depreciation and amortization	528	465	13.5%	477	10.7%	1,468	1,362	7.8%
EBITDA	1,413	1,033	36.8%	1,196	18.1%	3,414	3,285	3.9%
EBITDA Margin	13.5%	10.5%		12.1%		11.6%	11.3%

(1) Includes the results from jointly controlled entities and associate companies based on the equity income method.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity. The Company's EBITDA is already calculated pursuant to Instruction 527 of the CVM.

Conciliation of Consolidated EBITDA	3rd Quarter	3rd Quarter	2nd Quarter	9 months	9 months
(R$ million)	2013	2012	2013	2013	2012
EBITDA (1)	1,413	1,033	1,196	3,414	3,285
Depreciation and amortization	(528)	(465)	(477)	(1,468)	(1,362)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES (2)	885	568	719	1,946	1,923

(1) Non-accounting measurement adopted by the Company.

(2) Accounting measurement disclosed in consolidated Statements of Income.

Consolidated EBITDA and EBITDA Margin (R$ million)	EBITDA Margin

EBITDA

(Breakdown by BO)

		3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
EBITDA by Business Operation		2013	2012	3Q13/3Q12	2013	3Q13/2Q13	2013	2012	9M13/9M12
Brazil	EBITDA (R$ million)	982	691	42.1%	748	31.3%	2,240	1,691	32.5%
	EBITDA margin (%)	24.6%	19.4%		20.3%		20.1%	16.1%
North America	EBITDA (R$ million)	129	205	-37.1%	158	-18.4%	435	863	-49.6%
	EBITDA margin (%)	3.7%	6.0%		5.1%		4.6%	8.9%
Latin America	EBITDA (R$ million)	131	(3)	—	109	20.2%	293	159	84.3%
	EBITDA margin (%)	9.2%	-0.2%		8.2%		7.5%	4.2%
Special Steel	EBITDA (R$ million)	273	233	17.2%	276	-1.1%	704	855	-17.7%
	EBITDA margin (%)	13.3%	13.3%		13.0%		11.8%	15.1%
Eliminations and Adjustments	EBITDA (R$ million)	(102)	(93)		(95)		(258)	(283)
Consolidated	EBITDA (R$ million)	1,413	1,033	36.8%	1,196	18.1%	3,414	3,285	3.9%
	EBITDA margin (%)	13.5%	10.5%		12.1%		11.6%	11.3%

•      Consolidated EBITDA increased in 3Q13 compared to 3Q12 due to the higher consolidated gross profit, resulting in an improvement in consolidated EBITDA margin. In the Brazil BO, which accounted for 64.8% of EBITDA, the increases in EBITDA and EBITDA margin are explained by the higher shipments and consequent higher dilution of fixed costs, combined with the increase in net sales per metric ton shipped. In the Latin America BO, which accounted for 8.7% of EBITDA, both EBITDA and EBITDA Margin increased, driven by the stability in costs and by the growth in both net sales per metric ton shipped and equity income. In the Special Steel BO, which accounted for 18.0% of EBITDA in 3Q13, EBITDA margin was unchanged. In the North America BO, which accounted for 8.5% of EBITDA, the lower EBITDA and EBITDA margin mainly reflects the lower gross profit, as described in the section “Cost of sales and gross margin.”

•      On a consolidated basis and comparing 3Q13 to 2Q13, EBITDA and EBITDA margin both increased, which is mainly explained by the better operating performance of the Brazil BO.

Financial result

Financial Result	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(R$ million)	2013	2012	3Q13/3Q12	2013	3Q13/2Q13	2013	2012	9M13/9M12
Financial income	95	66	43.9%	64	48.4%	202	248	-18.5%
Financial expenses	(258)	(217)	18.9%	(264)	-2.3%	(773)	(681)	13.5%
Exchange variation, net	(45)	21	—	(344)	-86.9%	(367)	(120)	205.8%
Exchange variation on net investment hedge	(15)	(8)	87.5%	(214)	-93.0%	(205)	(165)	24.2%
Exchange variation - other lines	(30)	29	—	(130)	-76.9%	(162)	45	—
Losses on financial instruments, net	2	(4)	—	(4)	—	(8)	(13)	-38.5%
Financial Result	(206)	(134)	53.7%	(548)	-62.4%	(946)	(566)	67.1%

•      In 3Q13 compared to 3Q12, the higher negative financial result mainly reflects the negative net exchange variation, since the variations in financial income and expenses largely offset each other.

•      Compared to 2Q13, the lower negative financial result is mainly explained by the lower negative net exchange variation in 3Q13 (depreciation of the closing quote of the Brazilian real against the U.S. dollar of 0.6% in 3Q13 and 10.0% in 2Q13), and, to a lesser extent, by the higher financial income.

Net income

Net Income	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(R$ million)	2013	2012	3Q13/3Q12	2013	3Q13/2Q13	2013	2012	9M13/9M12
Income before taxes (1)	679	434	56.5%	171	297.1%	1,000	1,357	-26.3%
Income and social contribution taxes	(37)	(26)	42.3%	230	—	202	(3)	—
Income taxes - net investment hedge	15	8	87.5%	214	-93.0%	205	122	68.0%
Income taxes - other lines	(52)	(34)	52.9%	16	—	(3)	(125)	-97.6%
Consolidated Net Income (1)	642	408	57.4%	401	60.1%	1,202	1,354	-11.2%

(1) Includes the results from jointly controlled entities and associate companies based on the equity income method.

•      Consolidated net income in 3Q13 grew in relation to 3Q12, reflecting the higher operating income between the periods. Compared to 2Q13, net income increased driven by the better operating performance and financial result.

Dividends

•      The companies Metalúrgica Gerdau S.A. and Gerdau S.A. approved, based on the results recorded in 3Q13, the prepayment of the minimum mandatory dividend for fiscal year 2013 in the form of interest on capital stock, as shown below:

•          Payment date: November 22, 2013

•          Record date: shareholder positions on November 11, 2013

•          Ex-dividend date: November 12, 2013

•  Metalúrgica Gerdau S.A.

•          R$ 65.0 million (R$ 0.16 per share)

•  Gerdau S.A.

•          R$ 204.1 million (R$ 0.12 per share)

•      In the first nine months of 2013, Metalúrgica Gerdau S.A. and Gerdau S.A. have already approved the payment of R$ 117.9 million and R$ 357.2 million, respectively.

Investments

•      In 3Q13, investments in fixed assets amounted to R$ 714.9 million, bringing total investments in the first nine months of the year to R$ 1.9 billion. Of the total invested in the first nine months of the year, 64.3% was allocated to units in Brazil and the remaining 35.7% to units in other countries. In addition to the investments in maintenance and technological upgrades, other investments included: the startup of the new iron ore treatment unit in Miguel Burnier (Minas Gerais) which increased the annual iron ore production capacity to 11.5 million metric tons; the startup of the rolling mill to produce coiled hot-rolled strips in Ouro Branco (Minas Gerais) with annual capacity of 800,000 metric tons; the conclusion of the installation of the special steel rolling mill in Pindamonhangaba (São Paulo) with annual capacity of 500,000 metric tons; and the construction of a new plant to produce structural shapes in Mexico, with annual capacity of 700,000 metric tons of rolled products.

Cash conversion cycle and working capital

•      In September 2013, working capital decreased slightly from June 2013, despite the 6.2% growth in net sales in 3Q13 compared to 2Q13, which demonstrates the Company’s efforts to reduce its working capital needs and improve its liquidity. As a result, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased by five days in relation to June 2013.

Financial liabilities

Gross debt (principal)

(R$ billion)

•      On September 30, 2013, the composition of gross debt (principal) was 9.3% short term and 90.7% long term. The exposure of gross debt to foreign currencies decreased from 85.0% in June to 81.4% in September, reflecting the Company’s financial management initiatives to reduce foreign exchange risk in a period of volatility in the Brazilian real.

•      The increase in cash (cash, cash equivalents and short-term investments) between June 2013 and September 2013 was due to the higher cash generation in the period and, to a lesser extent, to the lower working capital needs. On September 30, 2013, 45.3% of this cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      The 3.3% decrease in the balance of net debt on September 30, 2013 compared to June 30, 2013 is explained by the increase in the Company’s cash position in the period.

•      On September 30, 2013, the nominal weighted average cost of gross debt (principal) was 6.4%, or 8.1% for the portion denominated in Brazilian real, 6.0% plus foreign exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 5.9% for the portion contracted by subsidiaries abroad.

Debt composition
(R$ million)	09.30.2013	06.30.2013	12.31.2012
Short Term	1,769	1,770	2,583
Local Currency (Brazil)	435	382	652
Foreign Currency (Brazil)	272	295	469
Companies abroad	1,062	1,093	1,462
Long Term	14,022	13,889	12,086
Local Currency (Brazil)	2,506	1,964	2,240
Foreign Currency (Brazil)	8,146	8,500	6,422
Companies abroad	3,370	3,425	3,424
Gross Debt (principal + interest)	15,791	15,659	14,669
Interest on the debt	(338)	(344)	(309)
Gross Debt (principal)	15,453	15,315	14,360
Cash, cash equivalents and short-term investments	3,512	2,972	2,497
Net Debt (1)	11,941	12,343	11,863

(1) Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

•      On September 30, 2013, the gross debt (principal) payment schedule was as follows:

Amortization schedule of gross debt (principal)

Short Term	R$ million
4th quarter of 2013	309
1st quarter of 2014	402
2nd quarter of 2014	276
3rd quarter of 2014	444
Total	1,431

Long Term	R$ million
2014	183
2015	899
2016	395
2017 and after	12,545
Total	14,022

•      The Company’s main debt indicators are shown below:

Indicators	09.30.2013	06.30.2013	12.31.2012
Gross debt / Total capitalization (1)	33%	33%	33%
Net debt (2) / EBITDA (3)	2,8x	3,1x	2,8x
EBITDA (3) / Net financial expenses (3)	5,5x	5,0x	6,4x

(1) Total capitalization = shareholders’ equity + gross debt (principal)

(2) Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

(3) Last 12 months

•      The net debt/EBITDA indicator on September 30 improved from June 30, reflecting the Company’s efforts to reduce working capital needs and improve the cash generation of its businesses.

Corporate governance

Anefac-Fipecafi-Serasa Prize - Transparency Award

•      Gerdau won the 17th Anefac-Fipecafi-Serasa - Transparency Award for its 2012 financial statements. This marks the 14th consecutive time that Gerdau was shortlisted among the ten companies presenting the best financial statements and the fourth time that it has received the main award. The companies that entered are headquartered from across the nation and selected from the 500 largest and best private companies in the retail, industrial and services sectors, excluding financial services, as well as from among the 50 largest state-owned companies.

Institutional Investor Ranking 2013

•      Gerdau was recognized by the 2013 edition of the ranking sponsored by the magazine Institutional Investor in the Metals & Mining category for Latin American companies. The ranking is based on an annual survey of buy and sell side analysts and aims to identify the best IR, CEO and CFO professionals, as well as the best IR teams. This year Gerdau received the following recognitions:

1st Place — Best Investor Relations Professional

2nd Place — Best Investor Relations Team

2nd Place — Best CEO

3rd Place — Best CFO

Gerdau highlighted as one of the best companies to work for

•      Gerdau was recognized as the company with the best performance in the Leadership category of the Você S/A Exame Guide — Best Companies to Work at 2013. The Company also figured among the 24 organizations with the highest scores in the ranking. Developed by the magazines Você S/A and Exame in partnership with the business school Fundação Instituto Administração (FIA), since 1997, the ranking has assessed and selected the 150 companies with the best organizational climate based on the opinions of employees and good people management practices.

World Steel Association recognizes Gerdau for excellence in Health and Safety

•      On October 8, during the 47th Annual Conference of World Steel Association, Gerdau was awarded the Safety and Health Excellence Recognition 2013, which assesses successful programs implemented in the steel industry in the fields of occupational health and safety. This is the fourth time that Gerdau has received the recognition. In this edition, Gerdau was awarded for its “Manual of Behavioral Management in Occupational Safety,” which was published in 2012. The manual presents the Company’s best practices in behavioral management for occupational safety, which were compiled based on the experiences implemented at Gerdau units worldwide. Using the manual helps further solidify a culture of safety in the work environment at the global level.

Gerdau launches social media channels

•      To improve its interaction with stakeholders, Gerdau launched new social media channels. Now you can obtain information on the Company’s activities through its profiles on Facebook, Twitter, YouTube and LinkedIn.

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	September 30, 2013	December 31, 2012
CURRENT ASSETS
Cash and cash equivalents	1,965,451	1,437,235
Short-term investments
Held for Trading	1,546,514	1,059,605
Trade accounts receivable - net	4,440,800	3,695,381
Inventories	8,196,754	9,021,542
Tax credits	608,365	601,148
Income and social contribution taxes recoverable	336,355	335,600
Unrealized gains on financial instruments	418	—
Other current assets	304,946	259,886
	17,399,603	16,410,397

NON-CURRENT ASSETS
Tax credits	110,030	119,582
Deferred income taxes	2,164,589	2,210,300
Unrealized gains on financial instruments	678	—
Related parties	82,994	132,478
Judicial deposits	1,090,000	922,578
Other non-current assets	219,202	231,130
Prepaid pension cost	537,711	553,095
Investments in associates and jointly-controlled entities	1,496,801	1,425,605
Goodwill	10,843,579	10,033,396
Other Intangibles	1,456,447	1,364,416
Property, plant and equipment, net	20,806,805	19,690,181
	38,808,836	36,682,761

TOTAL ASSETS	56,208,439	53,093,158

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

(Unaudited)

	September 30, 2013	December 31, 2012
CURRENT LIABILITIES
Trade accounts payable	3,289,279	3,059,684
Short-term debt	1,742,269	2,324,374
Debentures	26,943	257,979
Taxes payable	511,757	440,754
Income and social contribution taxes payable	101,073	87,944
Payroll and related liabilities	706,760	558,634
Dividends payable	—	47,379
Employee benefits	60,038	53,930
Environmental liabilities	14,051	24,536
Unrealized losses on financial instruments	514	1,535
Put options on non-controlling interests	—	607,760
Other current liabilities	496,868	358,673
	6,949,552	7,823,182

NON-CURRENT LIABILITIES
Long-term debt	13,621,990	11,725,868
Debentures	400,168	360,334
Related parties	—	15
Deferred income taxes	1,283,703	1,795,963
Unrealized losses on financial instruments	147	6,664
Provision for tax, civil and labor liabilities	1,253,793	1,081,381
Environmental liabilities	49,657	42,395
Employee benefits	1,204,509	1,187,621
Other non-current liabilities	309,183	271,818
	18,123,150	16,472,059

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(283,163)	(290,240)
Capital reserves	11,597	11,597
Retained earnings	10,156,760	9,180,210
Operations with non-controlling interests	(1,732,962)	(1,728,627)
Other reserves	1,801,697	823,483
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	29,203,110	27,245,604

NON-CONTROLLING INTERESTS	1,932,627	1,552,313

EQUITY	31,135,737	28,797,917

TOTAL LIABILITIES AND EQUITY	56,208,439	53,093,158

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

NET SALES	10,494,025	9,819,092	29,542,040	28,993,964
Cost of sales	(8,959,637)	(8,621,389)	(25,757,117)	(25,264,844)
GROSS PROFIT	1,534,388	1,197,703	3,784,923	3,729,120

Selling expenses	(177,393)	(150,338)	(493,622)	(431,053)
General and administrative expenses	(494,686)	(480,084)	(1,448,994)	(1,433,829)
Other operating income	46,229	53,551	145,552	126,431
Other operating expenses	(41,257)	(49,934)	(76,373)	(82,102)
Equity in earnings of unconsolidated companies	18,363	(3,144)	34,664	14,187
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	885,644	567,754	1,946,150	1,922,754
Financial income	95,041	66,309	202,300	248,070
Financial expenses	(258,098)	(216,710)	(773,495)	(680,828)
Exchange variations, net	(45,145)	21,017	(367,537)	(119,898)
Gain and losses on financial instruments, net	2,043	(4,554)	(7,683)	(13,711)
INCOME BEFORE TAXES	679,485	433,816	999,735	1,356,387
Income and social contribution taxes
Current	(113,680)	(93,287)	(250,509)	(342,003)
Deferred	75,804	67,888	452,869	339,195

NET INCOME	641,609	408,417	1,202,095	1,353,579
ATTRIBUTABLE TO:
Owners of the parent	595,060	389,176	1,133,637	1,294,611
Non-controlling interests	46,549	19,241	68,458	58,968
	641,609	408,417	1,202,095	1,353,579

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

	For the nine-month period ended
	September 30, 2013	September 30, 2012

Cash flows from operating activities
Net income for the period	1,202,095	1,353,579
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	1,468,004	1,362,084
Equity in earnings of unconsolidated companies	(34,664)	(14,187)
Exchange variation, net	367,537	119,898
Losses on financial instruments, net	7,683	13,711
Post-employment benefits	87,489	137,951
Stock based remuneration	25,223	30,857
Income tax	(202,360)	2,808
Gains on disposal of property, plant and equipment and investments, net	(39,840)	(6,184)
Allowance for doubtful accounts	41,248	31,915
Provision for tax, labor and civil claims	167,124	141,730
Interest income on investments	(83,311)	(132,362)
Interest expense on loans	652,990	592,059
Interest on loans with related parties	(1,522)	(729)
Provision for net realizable value adjustment in inventory	30,573	86,901
Release of allowance for inventory against cost upon sale of the inventory	(54,016)	(37,321)
	3,634,253	3,682,710
Changes in assets and liabilities
Increase in trade accounts receivable	(522,228)	(409,914)
Decrease (Increase) in inventories	1,125,335	(469,336)
Increase (Decrease) in trade accounts payable	28,498	(217,923)
Increase in other receivables	(163,439)	(603,421)
Increase (Decrease) in other payables	274,840	(86,681)
Dividends from jointly-controlled entities	36,296	46,614
Purchases of trading securities	(2,170,059)	(1,561,682)
Proceeds from maturities and sales of trading securities	1,793,347	3,539,548
Cash provided by operating activities	4,036,843	3,919,915

Interest paid on loans and financing	(554,605)	(481,351)
Income and social contribution taxes paid	(274,499)	(275,701)
Net cash provided by operating activities	3,207,739	3,162,863

Cash flows from investing activities
Additions to property, plant and equipment	(1,921,005)	(2,445,274)
Proceeds from sales of property, plant and equipment, investments and other intangibles	122,091	34,578
Additions to other intangibles	(115,327)	(104,865)
Advance for capital increase in jointly-controlled entity	(77,103)	(206,214)
Cash and cash equivalents consolidated in business combinations	—	16,916
Payment for business acquisitions, net of cash of acquired entities	(55,622)	—
Net cash used in investing activities	(2,046,966)	(2,704,859)

Cash flows from financing activities
Increase (Reduction) of capital by non-controlling interests in subsidiaries	348,823	(76,623)
Purchase of treasury shares	—	(44,932)
Proceeds from exercise of shares	3,050	5,536
Dividends and interest on capital paid	(237,617)	(416,342)
Proceeds from loans and financing	4,039,613	1,196,308
Repayment of loans and financing	(4,223,637)	(1,023,333)
Intercompany loans, net	50,992	(267)
Increase in controlling interest in subsidiaries	(33,090)	—
Put-Options on non-controlling interest	(599,195)	—
Net cash (used) provided in financing activities	(651,061)	(359,653)

Exchange variation on cash and cash equivalents	18,504	90,611

Increase in cash and cash equivalents	528,216	188,962
Cash and cash equivalents at beginning of period	1,437,235	1,476,599
Cash and cash equivalents at end of period	1,965,451	1,665,561